UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.            The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2011 and 2010, and for the

Year Ended December 31, 2011

With Report of Independent Registered

Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and
for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana
June 25, 2012

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments:
Money market funds	$1,106,302	$1,279,462
Common/collective trust	28,275,616	27,372,033
Mutual funds	196,967,035	178,025,154
Common stock	19,807,169	14,411,166
Total investments	246,156,122	221,087,815

Receivables:
Participant loans receivable	3,941,975	3,284,849
Investment income	39,605	46,617
Total assets	250,137,702	224,419,281

Net assets available for benefits at fair value	250,137,702	224,419,281

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(697,386)	(222,561)
Net assets available for benefits	$249,440,316	$224,196,720

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Contributions:
Participant	$13,052,221
Rollover	1,006,000
Employer	8,311,878
Interest and dividends	6,815,081
Transfer from Kravco Simon Company Employee Savings and Protection Plan (Note 1)	10,661,801
Total additions	39,846,981

Deductions
Benefits paid	13,086,337
Net depreciation in fair value of investments	1,324,073
Administrative expenses	192,975
Total deductions	14,603,385

Net increase	25,243,596

Net assets available for benefits:
Beginning of year	224,196,720
End of year	$249,440,316

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined-contribution plan sponsored by Simon Property Group, L.P. and affiliated companies (the Employer or the Company). Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P. The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and record-keeper of the Plan is Fidelity Management Trust Company (Fidelity or the Trustee).

Plan Merger

Effective January 31, 2011, the Company acquired the remaining 50% interest in the Kravco Simon Company. Beginning April 1, 2011, former employees of Kravco Simon Company that were retained by the Company became eligible to enroll in the Plan. On October 10, 2011, the Kravco Simon Company Employee Savings and Protection Plan (Kravco Plan) was merged into the Plan. On this date, all account balances in the Kravco Plan, including participants who were not retained by Simon, were transferred to the Plan. Participants not retained by the Company are not eligible for employer-matching or discretionary profit-sharing contributions under the Plan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s sponsor, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

Plan Eligibility

For the purpose of making a before-tax contribution or a rollover contribution, an employee becomes eligible to participate in the Plan on the first day of the month coincident with or following the completion of 60 days of active employment and attainment of age 21. For the purpose of receiving the employer match and any discretionary employer contribution, an

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21.

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made discretionary profit-sharing contributions of $2,028,745 and $1,962,401 during 2011 and 2010, respectively. This contribution applied to all eligible employees, as defined. As of December 31, 2011 and 2010, cumulative participant forfeitures totaled $15 and $67,550, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2011 were $146,183.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.  In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules: one for pre-2007 discretionary profit-sharing contributions (and related investment income) and one for post-2006 discretionary profit-sharing contributions (and related investment income).

Pre-2007 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce the Employer’s contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.  The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31 are as follows:

	2011	2010

Fidelity Managed Income Portfolio Fund	$28,275,616	$27,372,033
Blackrock Equity DIV I	28,634,338	24,399,981
Fidelity Spartan U.S. Equity Index Portfolio Fund**	23,571,338	21,435,254
Fidelity Low Priced Stock Fund**	21,504,817	20,850,836
Templeton Institutional Foreign Equity**	14,650,773	15,996,125
MSI Balance Advanced Fund	16,275,390	15,639,109
Fidelity Magellan Fund	13,625,562	15,211,172
Simon Property Group, Inc. Corporate Common Stock	19,807,169	14,411,166
Vanguard Intermediate Term Bond Index Signal Shares**	13,435,780	12,025,742

**Denotes a portion of the fund is nonparticipant-directed.

During 2011, the Plan’s investments (including investments purchased and sold, as well as held, during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Mutual funds	$(6,086,708)
Collective trust	362,271
Common stock	4,400,364
$(1,324,073)

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31
	2011	2010
Net assets:
Mutual funds	$39,019,675	$37,607,549
Money market funds	581,911	761,358
	$39,601,586	$38,368,907

Year Ended December 31
2011
Changes in net assets:
Discretionary profit-sharing contributions	$2,240,446
Net increase in fair value	1,147,807
Benefits paid to participants	(2,093,947)
Administrative expenses	(61,627)
$1,232,679

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

During 2011 and 2010, the Plan received $516,288 and $378,760, respectively, in dividends related to its investment in the Employer’s common stock.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$249,440,316	$224,196,720
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	697,386	222,561
Benefit claims payable	(419)	(47,634)
Net assets available for benefits per the Form 5500	$250,137,283	$224,371,647

The following is a reconciliation of net depreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31
2011
Net depreciation in fair value of investments per the financial statements	$(1,324,073)
Adjustment from fair value to contract value at December 31, 2011	697,386
Adjustment from fair value to contract value at December 31, 2010	(222,561)
Net decrease per the Form 5500	$(849,248)

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31
2011

Benefits paid to participants per the financial statements	$13,086,337
Add benefit claims payable at December 31, 2011	419
Less benefit claims payable at December 31, 2010	(47,634)
Benefits paid to participants per the Form 5500	$13,039,122

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•                  Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

•                  Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•                  Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Interest-Bearing Cash: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is held within the Simon Property Group Stock Fund, which is a unitized fund that invests in Simon Property Group common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as interest-bearing cash in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding (see Note 2).

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,106,302	$—	$—	$1,106,302
Mutual funds:
Domestic equities	132,838,332	—	—	132,838,332
International equities	14,650,773	—	—	14,650,773
Fixed income	49,477,930	—	—	49,477,930
Simon Property Group Common Stock	19,807,169	—	—	19,807,169
Common/collective trust	—	28,275,616	—	28,275,616
Total assets at fair value	$217,880,506	$28,275,616	$—	$246,156,122

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,279,462	$—	$—	$1,279,462
Mutual funds:
Domestic equities	123,301,171	—	—	123,301,171
International equities	15,996,144	—	—	15,996,144
Fixed income	38,727,839	—	—	38,727,839
Simon Property Group Common Stock	14,411,166	—	—	14,411,166
Common/collective trust	—	27,372,033	—	27,372,033
Total assets at fair value	$193,715,782	$27,372,033	$—	$221,087,815

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN: 35-1903854     Plan Number: 002

December 31, 2011

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money Market Fund*	1,106,302 units	$1,106,302	$1,106,302

Common stock
Simon Property Group, Inc. Corporate Common Stock*	153,615 shares	**	19,807,169

Common/collective trusts
Fidelity Managed Income Portfolio Fund*	28,275,616 shares	**	28,275,616

Mutual funds
Fidelity Magellan Fund*	216,347 shares	**	13,625,562
Fidelity Spartan U.S. Equity Index Portfolio Fund*	529,737 shares	22,663,142	23,571,338
Fidelity Low Priced Stock Fund*	601,870 shares	19,889,943	21,504,817
Pioneer Independence	459,529 shares	4,644,035	5,050,227
Franklin Small Mid Cap Growth A	178,827 shares	**	6,044,368
MSI Balance Advanced Fund	1,216,397 shares	**	16,275,390
PIMCO Total Return Fund	593,803 shares	6,260,175	6,454,635
Templeton Institutional Foreign Equity	859,787 shares	16,519,797	14,650,773
Cohen & Steers Realty	53,509 shares	**	3,254,923
Allianz NFJ Small Cap Value	273,879 shares	**	7,991,798
DWS Strategic Value Class A	97,627 shares	**	3,085,013
Vanguard Intermediate Term Bond Index Signal Shares	1,141,528 shares	12,201,955	13,435,780
Vanguard Growth Index Signal Shares	129,095 shares	**	3,800,558
Fidelity Freedom Income*	78,825 shares	**	885,992
Fidelity Freedom 2000*	15,954 shares	**	189,531
Fidelity Freedom 2010*	138,483 shares	**	1,814,131
Fidelity Freedom 2020*	416,412 shares	**	5,463,330
Fidelity Freedom 2030*	297,195 shares	**	3,815,985
Fidelity Freedom 2040*	406,336 shares	**	2,990,633
Fidelity Freedom 2005*	51,359 shares	**	540,299
Fidelity Freedom 2015*	360,091 shares	**	3,935,793
Fidelity Freedom 2025*	386,222 shares	**	4,175,058
Fidelity Freedom 2035*	257,943 shares	**	2,721,302
Fidelity Freedom 2045*	145,921 shares	**	1,268,054
Fidelity Freedom 2050*	87,219 shares	**	744,852
Amcent Infl ADJBD IS	81,833 shares	**	1,042,555
Blackrock Equity DIV I	1,574,180 shares	25,109,835	28,634,338
			196,967,035

Participant loans	Interest rates range from 4% to 10.75%		3,941,975
			$250,098,097

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 25, 2012	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm